
Mail Stop 3561

July 16, 2009

Via U.S. Mail

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

Re: **Writers' Group Film Corp.**
         Amendment No. 5 to Registration Statement on Form S-1
         Filed July 1, 2009
         File No. 333-156832

Dear Mr. Kapelner:

We have reviewed your responses to the comments in our letter dated June 24, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

General

1. We note your response to prior comment 1. With respect to the non-accredited investors who purchased shares in the second and third private placements, provide an analysis to explain that you did not engage in general solicitation to retain the purchasers. For example, if you had pre-existing relationships with the purchasers, please explain.

2. We further note sub-paragraphs (d) and (e) of your response which state that the purchasers were provided information in your Form 10-K and Form 10-Q which included descriptions of the securities offered and the use of proceeds from the related offerings. As the private placements are unregistered offerings, please explain how your public Exchange Act filings described the securities offered in the private placements.

Note 3. Equity, page 49

3. We note your response to prior comment 6. Please further revise the ninth paragraph to disclose the number of investors who received shares of your common stock for cash and/or services rendered.

Other

4. Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing the next amendment to your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
        facsimile: (303) 988-6954